FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
DATE OF REPORT NOVEMBER 20, 2002

Telekom Austria AG
(Exact name of Registrant as specified in its charter)

Telekom Austria, Incorporated
(Translation of Registrant’s name into English)

Schwarzenbergplatz 3
1010 Vienna, Austria
(011) 43 590-5910
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F ☒	FORM 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ☐	NO ☒

[If “Yes “ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

Telekom Austria Group

Results for the First Nine Months 2002

•	Total managed Group revenues increase by 0.4% on a comparable basis to EUR 2.9billion

•	Total managed Group EBITDA (excluding costs for idle workforce) increase by 3.9% to EUR 1.2billion

•	Net profit rises to EUR 112.0million during the first nine months 2002 from EUR 16.1million in the same period last year

•	Capital expenditures fall by 18.1% to EUR 370.9million

•	Reduced net debt by EUR 95.1million during the third quarter to EUR 3.3billion; debt/equity ratio of 127.7%

•	Fixed line revenues fall by 9.2% to EUR 1,511.1million; fixed line business trend improves in 3Q 2002 compared to 2Q 2002

•	Mobile business continues to show strong growth: EBITDA rises by 20.7% to EUR 555.9million

Note: All financial figures according to U.S.-GAAP; if not defined otherwise, all comparisons are given year-on-year

Vienna, November 20, 2002 — Telekom Austria AG (VSE:TKA; NYSE:TKA) today announced its results for the first nine months 2002 and the third quarter ending on September 30, 2002.

Total managed revenues increased by 0.4% to EUR 2,899.8million on a comparable basis, i.e. adjusting 2001 figures for the impact of the netting of transit interconnection revenues and costs, introduced at the beginning of 2002.

Consolidated net profit of Telekom Austria AG rose to EUR 112.0million during the first nine months 2002 from EUR 16.1million in the same period last year. Earnings per share improved from EUR 0.03 to EUR 0.22.

The rise in total managed EBITDA by 3.9% to EUR 1,210.9million during the first nine months of the year was driven by strong results in the mobile business segment. Fixed line EBITDA for the first nine months 2002 includes EUR 33.1million of reversals of voluntary retirement provisions, of which EUR 8.9million were taken during the third quarter. Excluding the impact of these reversals, intra-year comparisons indicate a stabilization of fixed line EBITDA.

Total managed EBIT rose by 29.0% to EUR 385.5million during the first nine months 2002 compared to last year.

Quarterly figures show an increase in total managed revenues on a comparable basis of 0.8% to EUR 1,002.0million during the third quarter 2002 compared to the same period last year. Total managed EBITDA declined by 9.3% to EUR 416.4million. Quarterly EBIT fell by 15.6% to EUR 142.4million.

Restrictive capital expenditure management resulted in a decline by 18.1% during the first nine months 2002 to EUR 370.9million.

This contributed to moderating the increase in net debt of EUR 56.0million during the first nine months to EUR 3,338.1million despite the debt incurred to finance the acquisition of the remaining 25.001% stake in Mobilkom Austria for EUR 693.1million which includes the transaction costs.

Financial highlights

in EUR million	3Q 02	3Q 01	% change	1-9M 02	1-9M 01	% change	1-9M 01
		adjusted***		adjusted***	adjusted***		Previously
							reported***

Total managed revenues	1,002.0	994.4	0.8%	2,899.8	2,888.2	0.4%	2,950.5
Results excluding idle workforce costs:
Total managed EBITDA	416.4	459.1	-9.3%	1,210.9	1,165.2	3.9%
Total managed EBIT	142.4	168.7	-15.6%	385.5	298.8	29.0%
Costs for idle work force*	3.0	19.1	-84.3%	21.9	38.2	-42.7%
Results including idle workforce costs:
Total managed EBITDA	413.4	440.0	-6.0%	1,189.0	1,127.0	5.5%
Total managed EBIT	139.4	149.6	-6.8%	363.6	260.6	39.5%
Consolidated net profit of Telekom Austria AG	57.6	51.6	11.6%	112.0	16.1	595.7%
Earning per share (in EUR)	0.11	0.10	11.6%	0.22	0.03	595.7%
Capital expenditures**	138.0	155.4	-11.2%	370.9	452.8	-18.1%
in EUR million				30/09/02	31/12/01	% change

Net debt — Telekom Austria Group				3,338.1	3,282.1	1.7%

Total managed group figures include the results of the mobile communications business segment. EBIT is defined as operating income excluding costs for idle workforce; EBITDA is defined as EBIT excluding depreciation and amortization expenses

*	Costs for idle workforce, which are excluded from total managed EBITDA and EBIT, include costs for employees who have been released or transferred from the workforce, cash settlements for civil servants who have agreed to leave with severance packages as well as cost for employees who have been on medical leave and have applied for early retirement. Costs for idle workforce fell to EUR 21.9million in the first nine months 2002, compared with EUR 38.2million in the same period last year. For the full year 2002 costs for idle workforce are expected to amount to around EUR 30million, which is lower than previously expected.

Telekom Austria Group: Results for the Nine Months 2002 | 2

**	Additions to property, plant & equipment

***	At January 1, 2002, Telekom Austria altered the invoicing system with alternative telecommunications companies in accordance with the regulation of the regulatory authority. This resulted in a reduction of revenues in 2002, as the amounts were only invoiced net of the interconnection charges which had previously been charged to Telekom Austria for terminated calls from alternative telecommunications companies. This netting of revenues and operating expenses leads to a reduction of revenues without impacting EBITDA. The figures for the first three quarters 2001 have been adjusted for comparative purposes, reducing fixed line revenues by EUR 197.4million and total managed revenues by EUR 62.3million. To facilitate comparisons, this release shows adjusted figures where appropriate.

Accounting impact following the acquisition of the remaining 25% of Mobilkom Austria

Prior to June 28, 2002, Telekom Austria held a 74.999% stake in Mobilkom Austria. Due to certain participating rights held by the minority shareholder, Telecom Italia Mobile (TIM), Telekom Austria’s investment in Mobilkom Austria was accounted for under the equity method.

On June 28, 2002, Telekom Austria acquired TIM’s stake in Mobilkom Austria through the acquisition of 100% of Autel. Autel was a holding company whose main asset was a 25.001% equity interest in Mobilkom Austria. As a result of the acquisition, Telekom Austria gained full strategic and operating control of its mobile communications business.

Consequently, Telekom Austria has consolidated the balance sheet of Mobilkom Austria for the first time as of June 28, 2002. The consolidated statement of operations for the first nine months of 2002, reflects Telekom Austria’s equity in earnings of Mobilkom Austria through June 28, 2002, and consolidates Mobilkom Austria’s results of operations for the period from June 28, 2002 until September 30, 2002. Telekom Austria is contractually entitled to 100% of Mobilkom Austria’s full year earnings for the financial year 2002.

The aggregate purchase price for the 25.001% interest in Mobilkom Austria was EUR 693.1million, including EUR 3.1million of acquisition related costs. EUR 431.3million of the purchase price have been allocated to goodwill.

Total managed figures shown in this report include 100% of the mobile communications business segment for all periods presented and are therefore comparable throughout.

Group Review

Revenues

During the first nine months of 2002, total managed revenues rose by 0.4% to EUR 2.9billion, compared to the same period last year.

The reduction of fixed line revenues by 9.2% during the first nine months to EUR 1,511.1million reflects primarily lower market volumes and lower prices stemming from Telekom Austria’s competitively priced TikTak tariff schemes which were introduced with the aim to stabilize market share, as well as the impact of unusually high interconnection revenues included in the third quarter of 2001.

Overall market share, based on minutes including Internet dial-up continued to rise during the third quarter to 55.6%, up from 55.3% at the end of June 2002, compared to a 56.2% at year-end 2001.

3Q 2002 fixed line revenues increased by 1.2% to EUR 504.1million compared to 2Q 2002, after a decline of 3.6% compared to 1Q 2002. This development was primarily driven by higher volumes of voice and Internet dial-up minutes which rose by 0.6% during 3Q 2002 compared to 2Q 2002. The intra-year comparison of fixed line revenues reflects the success of intensified marketing efforts resulting in an increase of market share.

The increase in revenues in the mobile communications business segment by 11.4% to EUR 1,416.8million during the first nine months was driven by the growth in Austria and in Telekom Austria’s foreign mobile operations. The third quarter is traditionally the strongest period of the year for the mobile segment due to the summer tourist season.

The weakening economic situation affected revenues of the data communications business segment which fell by 1.2% to EUR 235.7million during the first nine months of 2002 compared to the same period last year.

Telekom Austria Group: Results for the Nine Months 2002 | 3

Strong efforts to increase demand led to increased Internet revenues during the third quarter 2002. Revenues from the Internet segment increased during the first nine months 2002 by 40% to EUR 87.2million compared to the same period in 2001.

in EUR million	3Q 02	3Q 01	% change	1-9M 02	1-9M 01	% change	1-9M 01
		adjusted			adjusted		previously
							reported

Fixed line	504.1	555.7	-9.3%	1,511.1	1,664.8	-9.2%	1,862.2
Mobile communications	509.8	448.5	13.7%	1,416.8	1,271.8	11.4%	1,271.8
Data communications	77.9	87.1	-10.6%	235.7	238.6	-1.2%	238.6
Internet	30.9	23.1	33.8%	87.2	62.3	40.0%	62.3
Other & eliminations	-120.7	-120.0	-0.8%	-351.0	-349.3	-0.5%	-484.4

Total managed revenues	1,002.0	994.4	0.8%	2,899.8	2,888.2	0.4%	2,950.5

EBITDA, excluding costs for idle workforce

Total managed EBITDA of all business segments grew by 3.9% to EUR 1,210.9million during the first nine months of the year.

The year-on-year comparison of fixed line EBITDA shows a decline by 9.5% to EUR 625.7million during the first nine months 2002, reflecting unusually high EBITDA in the third quarter 2001 due to higher revenues and reversal of provisions, especially in connection with last year’s high number of departures of employees.

Comparing 2Q 2002 and 3Q 2002, and excluding the reversals of voluntary retirement provisions which were made primarily in 2Q 2002, fixed line EBITDA shows the same stabilizing trends seen in revenues. Thus, while EBITDA without the reversal of these provisions fell by 13.5% to EUR 183.5million during 2Q 2002 compared to 1Q 2002, it rose by 7.4% to EUR 197.0million during 3Q 2002.

The rise in mobile EBITDA by 20.7% to EUR 555.9million during the first nine months 2002 was a result of earnings improvements in Austria and strong earnings growth in Croatia.

In data communications, EBITDA rose by 5.4% to EUR 35.8million, despite additional bad debt provisions in the amount of EUR 3.0million in 3Q 2002 relating to insolvencies of alternative providers, which brought the total year-to-date expense for bad debts to EUR 8.1million at the end of September 2002.

In the Internet segment EBITDA further improved during the third quarter 2002. EBITDA in the first nine months of 2002 was EUR (6.0)million, compared to (21.4)million during the same period last year.

In EUR million	3Q 02	3Q 01	%change	1-9M 02	1-9M 01	%change

Fixed line*	205.9	272.8	-24.5%	625.7	691.6	-9.5%
Mobile communications	204.5	170.3	20.1%	555.9	460.6	20.7%
Data communications	8.1	22.8	-64.4%	35.9	34.0	5.7%
Internet	-2.0	-7.3	72.6%	-6.0	-21.4	72.0%
Other & eliminations	-0.1	0.5	—	-0.6	0.4	—

Total managed EBITDA*	416.4	459.1	-9.3%	1,210.9	1,165.2	3.9%

•	excluding costs for idle work force

Including costs for idle workforce, total managed EBITDA increased by 5.5% to EUR 1,189.0million during the first nine months of 2002, in the fixed line segment EBITDA fell by 7.6% to EUR 603.8million.

EBIT, excluding costs for idle workforce

Total managed EBIT of the Telekom Austria Group increased by 29.0% to EUR 385.5million during the first nine months of 2002 compared to the same period in 2001. Total managed depreciation and amortization expenses fell by 4.7% during the first nine months of the year to EUR 825.4million.

Upon adoption of SFAS 142 “Goodwill and other Intangible Assets” Telekom Austria has ceased the amortization of goodwill beginning January 1, 2002. The recognition of intangible assets following the acquisition of the 25.001% interest in Mobilkom Austria led to an increase of depreciation and amortization during the third quarter 2002 in the amount of EUR 5.1million. In 2001, the item “other & eliminations” consisted almost entirely of the amortization expense for the goodwill in Czech On Line.

Telekom Austria Group: Results for the Nine Months 2002 | 4

in EUR million	3Q 02	3Q 01	%change	1-9M02	1-9M01	%change

Fixed line*	19.4	73.3	-73.5%	43.0	82.4	-47.8%
Mobile communications	130.5	102.3	27.6%	348.7	268.6	29.8%
Data communications	-2.8	13.8	—	7.4	9.4	-21.3%
Internet	-4.7	-9.2	48.9%	-13.4	-28.2	52.5%
Other & eliminations	0.0	-11.5	—	-0.2	-33.4	99.4%

Total managed EBIT*	142.4	168.7	-15.6%	385.5	298.8	29.0%

*	excluding costs for idle work force

Including idle workforce total managed EBIT rose by 39.5% to EUR 363.6million during the first nine months 2002. In the fixed line business segment EBIT including idle workforce costs fell from EUR 44.2million to EUR 21.1million.

Consolidated net profit

Net interest expense for the first nine months of 2002 includes both the impact of the financing costs for the purchase price of the remaining stake in Mobilkom Austria which was paid on June 28, 2002, and the first time consolidation of Mobilkom Austria during the third quarter 2002. In spite of that, net interest expense for the first nine months fell from EUR 123.7million in 2001 to EUR 113.8million in 2002 primarily due to the lower average debt outstanding.

Following the consolidation of Mobilkom Austria since the beginning of the third quarter 2002, equity in earnings of affiliates continues to include primarily the equity income from the 75% participation held in Mobilkom Austria until the end of June 2002.

Income tax expense was calculated upon the estimated effective tax rate of 31.2% for the full year 2002.

The consolidated net income after minority interests of Telekom Austria Group improved from EUR 16.1million in the first nine months 2001 to EUR 112.0million in the same period of 2002. This represents an increase in earnings per share from EUR 0.03 to EUR 0.22.

Capital expenditures

Additions to property, plant and equipment:

in EUR million	3Q 02	3Q 01	%change	1-9M02	1-9M01	%change

Wireline services*	71.5	87.9	-18.7%	175.3	250.2	-29.9%
Mobile communications	66.5	67.5	-1.5%	195.6	202.6	-3.5%

Telekom Austria Group	138.0	155.4	-11.2%	370.9	452.8	-18.1%

*	includes fixed line, data communications and Internet

The first nine months 2002 saw an 18.1% reduction in capital expenditures, bringing the year-to-date figure for the first nine months 2002 of the Telekom Austria Group to EUR 370.9million. Although capital expenditures traditionally see a strong rise in the fourth quarter of the year due to project completions, the full year figures are expected to fall to EUR 730million which is below the forecast at the end of the first half of 2002.

The majority of wireline capital expenditures in was dedicated to the fixed line segment which represented 87.8% of the total, with data representing 7.2% and the Internet business representing 4.9%. In mobile communications 69.3% was spent in Austria, 22.1% in Croatia and the remainder primarily in Slovenia.

Net debt

Reflecting Telekom Austria’s strong cash flow generation capabilities, consolidated net debt of Telekom Austria Group decreased during the third quarter by EUR 95.1million to EUR 3,338.1million at September 30, 2002. This represents an increase of only EUR 56.0million compared to the end of year 2001, despite the incurrence of short-term debt to finance the purchase price of EUR 693.1million for the Mobilkom Austria stake. Excluding the debt incurred for this purpose, net debt would have fallen to EUR 2,645.0million. The debt-to-equity

Telekom Austria Group: Results for the Nine Months 2002| 5

ratio fell from 131.3% at year-end 2001 to 127.7% at the end of the September 2002.

Net debt includes the impact of the sale of trade receivables to a Qualifying Special Purpose Entity (QSPE) unrelated to Telekom Austria, in connection with a revolving-period securitization. Net cash received from the QSPE amounts to EUR 236.4million for Telekom Austria and Mobilkom Austria for the nine months period ending September 30, 2002.

Note: Net debts includes long-term debt, capital lease and short-term debt net of current portion of lease obligations reduced by cash and cash equivalents, short-term investments as well as financial instruments, included in other assets in the amount of EUR 52.0million as of September 30, 2002.

Personnel

	End of period			Average of period

	30/09/02	30/09/01	Change	1-9M02	1-9M01	change

Fixed Line *	10,515	12,301	-1,786	11,178	13,415	-2,237
Mobile communications	3,576	3,398	178	3,512	3,194	318
Data communications	820	884	-64	856	918	-62
Internet	369	329	40	372	290	82

Telekom Austria Group	15,280	16,912	-1,632	15,918	17,817	-1,899

* including idle workforce	344	532	-188	681	626	55

Headcount reduction was accelerated during the third quarter of the year. Compared with the end of September 2001, fixed line headcount fell by 1,786; group wide the net reduction amounts to 1,632 (all figures including idle workforce). The fixed line headcount reduction of 1,387 during the first nine months reflects a solid base for the full year target of up to 1,500.

Outlook for the business year 2002

The results for the first nine months keeps Telekom Austria on track for the anticipated slight increase in total managed EBITDA and an improvement in net results in 2002, taking into account the fact that margins are traditionally weaker both in the fixed line and the mobile business during the fourth quarter of the year.

In fixed line, efforts will be concentrated on measures to promote a continuation of the stabilizing business trend. The overall goal continues to be to maximize traffic volume while at the same time cutting costs to mitigate the effects of the tariff reductions and a weaker corporate customer business.

In data communications the weakening economic situation is putting pressure on prices and results in higher bad debt provisions. As a result Telekom Austria does not expect to meet the targets for revenues growth and margin improvement.

In the Internet business, efforts to improve demand are showing results and should enhance the earnings trend together with lower costs.

In mobile communications, the first nine months 2002 have built a solid basis for the expected improvement of full year results. The usual seasonal decline of margins during the fourth quarter will be exacerbated in 2002 due to higher marketing costs, ahead of the anticipated entry of up to two new mobile operators in the Austrian market next year.

Telekom Austria Group: Results for the Nine Months 2002| 6

Results by Business Segment:

Fixed Line Services

							1-9M 01
		3Q 01			1-9M 01		previously
in EUR million	3Q 02	adjusted	% change	1-9M 02	adjusted	% change	reported

Revenues	504.1	555.7	-9.3%	1,511.1	1,664.8	-9.2%	1,862.2
EBITDA*	205.9	272.8	-24.5%	625.7	691.6	-9.5%
EBIT*	19.4	73.3	-73.5%	43.0	82.4	-47.8%
* excluding costs for idle work force	3.0	19.1	-84.3%	21.9	38.2	-42.7%

Efforts to improve Telekom Austria’s market position continued during the third quarter 2002 and helped to initiate the stabilization of fixed line earnings. Overall market share based on minutes, including Internet dial-up, rose further to 55.6%, up from 55.3% at the end of June 2002, compared to 56.2% at the end of 2001. In voice alone, market share increased during the third quarter by 1 percentage point, compared with the second quarter of the current business year.

This increase in market share is primarily a result of the increased promotion of lower priced TikTak tariff packages and focused sales efforts to win back traffic volumes. The number of TikTak lines reached 639,000 at the end of September 2002.

The rate of decline in voice and dial-up minutes continued to slow substantially during 3Q 2002 and call volumes even increased by 0.6% compared to 2Q 2002. Total volume fell by 4.4% during the 3Q 2002, compared with the same period last year to a level of 2,453.7million minutes.

The number of access lines fell by 1.6% to 3.12million, compared with year end 2001, reflecting a 2.7% decline in PSTN lines and a 6.4% increase in ISDN lines. Total access channels fell slightly by 0.7% to 3.79million. Compared to year-end 2001, the number of ADSL lines grew by 51,000 during the first nine months 2002 to 151,600 at the end of September, including 25,500 lines sold to wholesale customers.

The year-on-year change in fixed line revenues is shown on a comparable basis, i.e. adjusting 2001 figures for the impact of the netting of transit interconnection revenues and costs, which was introduced at the beginning of 2002.

Fixed line revenues declined by 9.3% to EUR 504.1million during the third quarter 2002 compared to prior year. This was primarily due to the lower market share and lower year-on-year average tariffs as well as unusually high interconnection revenues during the third quarter of 2001.

However, the intra-year comparison reflects the stabilization in fixed line revenues. Compared to 2Q 2002 fixed line revenues rose by 2.0%. This stabilization was primarily a result of stronger traffic revenues which almost halved their year-on-year rate of decline to 12.8% during 3Q 2002, compared to a decrease of 25.1% in 2Q 2002. Revenues from monthly rentals fell by 2.7% in 3Q 2002, compared with the same period last year due to the lower number of access lines in the corresponding period.

On a comparable basis, i.e. excluding the impact of the netting of transit interconnection revenues and expenses, 3Q 2001 showed an unusually high EBITDA margin of 49.1%. This was primarily driven by higher interconnection revenues and reversals of provisions, due in part to the high amount of headcount reduction during the year 2001. EBITDA shows a decline by 24.6% to EUR 205.9million in 3Q 2002 compared to the same period last year.

The intra-year comparison of EBITDA, excluding the impact of reversals for voluntary retirement provisions (see below), mirrors the stabilizing revenue trend. While it declined by 13.5% to EUR 183.5million in 2Q 2002 compared to 1Q 2002, it rose by 7.4% to EUR 197.0million in 3Q 2002.

In June 2000, June 1999 and November 1997, Telekom Austria offered voluntary retirement incentive programs (VRIPs) to eligible civil servants and recorded appropriate provisions. On January 1, 2002 a new law was enacted that allows civil servants to move from Telekom Austria’s voluntary retirement incentive program (VRIP) into government funded early retirement at the age of 55. When this occurs, Telekom Austria’s obligation under the VRIP is reduced as pension payments to these former employees are thereafter covered by the government funded retirement plan.

As a number of employees either chose to take early retirement under this new law or qualified for early retirement as the result of medical

Telekom Austria Group: Results for the Nine Months 2002  7

disability, EUR 33.1million of these provisions were reversed during the first nine months of 2002. During the third quarter 2002 the reversal amounts to EUR 8.9million.

Although lower capital expenditures caused a decline of quarterly depreciation and amortization charges by 6.5% to EUR 186.5million during the third quarter 2002 compared to last year, reported EBIT (excluding idle workforce) fell from EUR 73.3million during the third quarter 2001 to EUR 19.4million in 2002 due to the reasons cited above. Again, in an intra-year comparison EBIT more than doubled compared to the second quarter of 2002 due to lower depreciation and amortization charges.

Mobile Communications

in EUR million	3Q 02	3Q 01	% change	1-9M 02	1-9M 01	% change

Revenues	509.9	448.5	13.7%	1,416.8	1,271.8	11.4%
EBITDA	204.5	170.3	20.1%	555.9	460.6	20.7%
EBIT	130.5	102.3	27.6%	348.7	268.6	29.8%

On June 28, 2002, Telekom Austria acquired TIM’s 25.001% stake in Mobilkom Austria for a total purchase price of EUR 693.1million, including transaction costs. The transaction gives Telekom Austria full control over Mobilkom Austria, full access to its strong cash flows and increases Telekom Austria’s future strategic flexibility by speeding up decision-making processes.

Although the third quarter traditionally shows the strongest margins due to higher roaming revenues in connection with the summer tourist season, the results of the mobile communications segment were above all positively impacted by the continuing operational strength of the business, especially in Austria and Croatia.

Revenues in the mobile business segment for the third quarter 2002 show a strong rise of 13.7% to EUR 509.8million, compared with the same period last year. EBITDA increased by 20.1% to EUR 204.5million, while EBIT rose by 27.6% to EUR 130.5million.

Compared with year-end 2001 the total number of subscribers in the mobile communications business segment grew by 7.2% to 4.26million by September 30, 2002.

Mobilkom Austria

The number of subscribers at Mobilkom Austria rose by 3.0% to 2.94million as of September 30, 2002, compared to year-end 2001, with the share of contract subscribers increasing further to 52.0% from 50.5%. Mobile penetration in Austria was at 84.1% at the end of September 2002 compared to 82.2% at year-end 2001. The average quarterly GSM churn rate fell from 8.0% in the third quarter 2001 to 3.8% in the third quarter 2002. Mobilkom Austria had a market share of 42.9% at the end of September 2002, compared to 42.8% at the end of June 2002.

The analog network was shut-down at the end of February, which resulted in mainly prepaid customers being removed from the subscriber base. Net additions to the GSM network during the first nine months 2002 amount to around 160.000.

Revenues at Mobilkom Austria increased by 7.4% to EUR 394.1million during the third quarter 2002, profiting from the increased subscriber base and a rise in the monthly average revenue per user (ARPU), from EUR 36.0 in the third quarter 2001 to EUR 36.5 in the same period of 2002. Higher ARPU was driven by a 9.4% increase in charged minutes of use (MOU) to 120.5 minutes per month. The total of subscriber acquisition and retention costs fell by 16.0% to EUR 26.7million during the third quarter 2002 compared to the same period last year.

EBITDA rose by 4.7% to EUR 149.9million. The acquisition of the 25.001% stake in Mobilkom Austria will lead to an increase of amortization expenses by approximately EUR 20.2million annually due to the fair value of intangible assets acquired in the transaction. These expenses contributed to the reduction of quarterly EBIT by 4.4% to EUR 95.2million during the third quarter 2002, compared to the same period last year.

At the end of the third quarter, Mobilkom Austria strengthened its position as the leading innovator. On September 24, Mobilkom Austria became the first operator in Europe to launch its nationwide UMTS network. Commercial service is expected to commence in 2003.

VIPnet

VIPnet in Croatia increased its subscriber numbers to exceed the one million level and reached 1.02million at the end of September 2002, an increase of 18.7% compared to year-end 2001. Market share fell to 47.1% at the end of the third quarter 2002, compared to 48.1% at the end of June 2002. Croatian mobile penetration was 49.1% at the end of third quarter 2002. In spite

Telekom Austria Group: Results for the Nine Months 2002  8

of the decline in monthly ARPU by 3.6% to EUR 21.2, 3Q 2002 revenues of VIPnet rose by 37.0% to EUR 99.6million compared to the same period last year. For the third quarter 2002 EBITDA amounted to EUR 51.5million (+67.8%) and EBIT to EUR 36.0million (+80.9%).

Si.mobil

Si.mobil in Slovenia continued to improve its operating business during the third quarter. Subscriber numbers increased by 14.8% to 309,400 at the end of September 2002, compared with year end 2001 and market share rose slightly to 21.9% during the third quarter 2002. Mobile penetration was 70.8% at the end of September 2002 in Slovenia. With monthly ARPU up by 8.4% to EUR 16.2, Si.mobil increased its revenues by 69.0% to EUR 21.8million during the third quarter 2002, compared with the same period last year, and EBITDA reached EUR 3.2million (3Q 2001: EUR (2.1)million). EBIT was close to break even at EUR (0.3)million in the third quarter 2002, compared to EUR (5.5) million in the same period last year. As Si.mobil was acquired by Mobilkom Austria in February 2001, nine months figures for 2001 include only seven months of its operations.

Due to contractual rights, Telekom Austria fully consolidates Si.mobil of which Mobilkom Austria owns 75%+1 share. The final closing of the purchase of the remaining 25% has not been completed.

Data Communications

in EUR million	3Q 02	3Q 01	% change	1-9M02	1-9M01	% change

Revenues	77.9	87.1	-10.6%	235.7	238.6	-1.2%
EBITDA	8.1	22.8	-64.0%	35.9	34.0	5.7%
EBIT	-2.8	13.8	—	7.4	9.4	-21.3%

In data communications, revenues declined by 10.6% during the third quarter 2002 to EUR 77.9million compared to the same period last year. This decrease reflects both unusually high corporate networks revenues included in last year’s figure as well as the general stagnation in the data market. The generally weaker economic trend has put pressure on prices both on the domestic and the international business and led to lower investment activity of corporate customers.

As a reaction to this trend, sales efforts have been intensified to offer a better service of top customers and the launch process of new products has been accelerated.

EBITDA was additionally impacted by bad debt expenses in the total amount of EUR 3.0million bringing the year-to-date figure to EUR 8.9million. As a result, EBITDA fell from EUR 22.8million during the third quarter 2001 to EUR 8.1million for the same period in 2002. EBIT fell from EUR 13.8million to EUR (2.8)million.

Internet

in EUR million	3Q 02	3Q 01	% change	1-9M 02	1-9M 01	% change

Revenues	30.9	23.1	33.8%	87.2	62.3	40.0%
EBITDA	-2.0	-7.3	72.6%	-6.0	-21.4	72.0%
EBIT	-4.7	-9.2	48.9%	-13.4	-28.2	52.5%

During the third quarter of 2002, revenues in the Internet segment rose by 33.8% to EUR 30.9million, compared with the same period last year, primarily due to the higher number of ADSL subscribers. EBITDA improved from EUR (7.3)million to EUR (2.0)million in 2002 and EBIT from EUR (9.2)million to EUR (4.7)million.

Subscriber numbers in Austria accelerated during the third quarter 2002 and reached a level of 803,400 (+20.6% compared with the end of year 2001) by the end of September 2002, including 126,100 ADSL customers.

Czech On Line increased its subscriber number by 10.0% to 262,100 during the first nine months 2002. Revenues rose by 41.7% to EUR 7.9million in the third quarter 2002, compared with the same period last year. EBITDA stabilized at EUR 0.3million.

Telekom Austria Group: Results for the Nine Months 2002  9

Contact:

Martin Bredl Telekom Austria’s Company Spokesman Tel: +43 (0) 059 059-1-11001 E-Mail: martin.bredl@telekom.at	Hans Fruhmann Head of Investor Relations Tel: +43 (0) 59059 1-20917 E-Mail: hans.fruhmann@telekom.at

Cubitt Consulting (UK) Peter Ogden/Noga Villalon Tel. +44 (0)20 7367 5100 E-Mail:	Cubitt Inc (USA) Mark Kollar Tel: +1 212 896 1201 E-Mail:

Disclaimer:

This news release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are usually accompanied by words such as “believe,” “intend,” “anticipate,” “plan,” “expect” and similar expressions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:

•	the level of demand for telecommunications services or equipment, particularly with regard to access lines, traffic, bandwidth and new products;

•	competitive forces in liberalized markets, including pricing pressures, technological developments, alternative routing developments and new access technologies, and our ability to retain market share in the face of competition from existing and new market entrants;

•	the effects of our tariff reduction or other marketing initiatives;

•	the regulatory developments and changes, including the levels of tariffs, the terms of interconnection, unbundling of access lines and international settlement arrangements;

•	our ability to achieve cost savings and realize productivity improvements;

•	the success of new business, operating and financial initiatives, many of which involve start-up costs, and new systems and applications, particularly with regard to the integration of service offerings;

•	our ability to secure the licenses we need to offer new services and the cost of these licenses and related network infrastructure build-outs;

•	the progress of our domestic and international investments, joint ventures and alliances, including the strategic partnership with Telecom Italia and its subsidiaries;

•	the impact of our new business strategies and transformation program;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital expenditures;

•	the outcome of litigation in which we are involved;

•	the level of demand in the market for our shares which can affect our business strategies;

•	changes in the law including regulatory, civil servants and social security law, including pensions and tax law; and general economic conditions, government and regulatory policies, and business conditions in the markets we serve.

Figures included in this new release are unaudited.

- End –

Telekom Austria Group: Results for the Nine Months 2002  11

TELEKOM AUSTRIA AG
CONDENSED CONSOLIDATED BALANCE SHEETS
(in EUR, millions omitted, except per share information)

	September 30,
	2002	December 31,
	unaudited	2001

ASSETS
Current assets
Cash and cash equivalents	55.5	26.4
Short-term investments	11.1	8.5
Accounts receivable, net of allowances of € 67.6 and € 47.1 as of September 30, 2002 and December 31, 2001	506.3	455.3
Receivables due from related parties	12.8	106.0
Inventories	93.9	55.8
Deferred tax assets	9.6	3.8
Prepaid expenses	66.3	25.4
Tax refunds	18.1	38.1
Other current assets	147.7	128.4

TOTAL CURRENT ASSETS	921.3	847.7
Property, plant and equipment, net	5,078.0	4,591.8
Intangible assets, at cost	1,565.5	94.0
Less accumulated amortization	(210.2)	(13.3)

	1,355.3	80.7
Investments in affiliates	15.9	510.6
Other investments	160.2	163.0
Deferred tax assets	160.2	323.9
Due from related parties	0.6	218.0
Other assets	1,075.9	991.6

TOTAL ASSETS	8,767.4	7,727.3

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	1,186.5	978.1
Accounts payable	471.9	439.5
Accrued liabilities	254.4	131.3
Payables to related parties	21.3	16.0
Deferred income	142.0	55.2
Income taxes payable	10.6	—
Other current liabilities	169.6	60.0

TOTAL CURRENT LIABILITIES	2,256.3	1,680.1
Long-term debt, net of current portion	2,375.1	2,005.2
Lease obligations, net of current portion	1,145.4	1,086.9
Employee benefit obligations	265.7	378.1
Other	111.4	76.6
Stockholders’ equity
Common stock, issued and outstanding shares 500,000,000 with par value of € 2.181	1,090.5	1,090.5
Additional paid in capital	452.5	451.7
Retained earnings	1,068.9	956.8
Accumulated other comprehensive income	1.6	1.4

TOTAL STOCKHOLDERS’ EQUITY	2,613.5	2,500.4
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	8,767.4	7,727.3

Net debt	3,338.1	3,282.1
Net debt/Equity	127.7%	131.3%
Additions to property plant and equipment	370.9	452.8

Note: Following the acquisition of the remaining stake in Mobilkom Austria on June 28, 2002, Telekom Austria has consolidated the balance sheet of Mobilkom Austria for the first time as of June 28, 2002. The consolidated statement of operations for the first nine months of 2002, reflects Telekom Austria’s equity in earnings of Mobilkom Austria through June 28, 2002, and consolidates Mobilkom Austria’s results of operations for the period from June 28, 2002 until September 30, 2002. Total managed figures shown in this report include 100% of the mobile communications business segment for all periods presented and are therefore comparable throughout.

Telekom Austria Group: Results for the Nine Months 2002  12

TELEKOM AUSTRIA AG
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in EUR, millions omitted, except per share information)

			3Q 2002	3Q 2001	1-9M 2002	1-9M 2001
			unaudited	unaudited	unaudited	unaudited

Operating revenues	a	)	1,001.9	671.4	2,109.6	2,001.0
Operating expenses	b	)
Materials			(74.0)	(15.0)	(102.6)	(60.4)
Employee costs, including benefits and taxes			(158.9)	(120.7)	(405.1)	(429.0)
Idle workforce			(3.0)	(19.1)	(21.9)	(38.2)
Depreciation and amortization			(274.0)	(222.3)	(692.3)	(674.3)
Other operating expenses			(352.7)	(247.3)	(742.1)	(807.3)

OPERATING INCOME (LOSS)			139.3	47.0	145.6	(8.2)
Other income (expense)
Interest income	c	)	24.0	18.6	67.6	61.6
Interest expense	d	)	(70.3)	(57.6)	(181.5)	(185.2)
Dividend income			0.0	1.7	0.0	2.2
Other, net			0.6	(1.0)	(2.6)	(22.6)

INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY IN EARNINGS OF AFFILIATES			93.6	8.7	29.1	(152.2)
Equity in earnings of affiliates			1.0	64.7	144.4	178.3
Income tax expense			(29.8)	(22.0)	(54.3)	(10.4)
Minority interests			(7.2)	0.2	(7.2)	0.4

NET INCOME			57.6	51.6	112.0	16.1

Basic and fully diluted earnings per share			0.11	0.10	0.22	0.03
a) includes revenues from related parties of			23.4	113.2	124.0	213.1
b) includes operating expenses from related parties of			43.5	142.7	133.0	223.0
c) includes interest income from related parties of			0.0	4.9	5.0	14.9
d) includes interest expense from related parties of			0.0	0.5	0.9	0.7

Telekom Austria Group: Results for the Nine Months 2002  13

TELEKOM AUSTRIA AG
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in EUR, millions omitted)

	3Q 2002	3Q 2001	1-9M 2002	1-9M 2001
	unaudited	unaudited	unaudited	unaudited

Net Income	57.6	51.6	112.0	16.1
Depreciation and other non-cash items	306.4	120.8	687.0	650.7
Change in working capital	(131.9)	23.7	(35.3)	(79.8)

Cash generated from operations	232.0	196.1	763.7	587.0
Cash from (used in) investing activities	(138.9)	(91.0)	(904.5)	(253.3)
Cash from (used in) financing activities	(82.0)	(105.0)	168.7	(335.2)
Effect of exchange rate changes	1.3	0.0	1.3	0.0
Net increase (decrease) in cash and cash equivalents	12.4	0.1	29.2	(1.5)

Cash and cash equivalents at beginning of period			26.4	17.7
Cash and cash equivalents at end of period			55.5	16.2

TELEKOM AUSTRIA AG
CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
(in EUR millions omitted)

	Common stock
			Additional		Accumulated other	Total
	Number of		paid	Retained	comprehensive	stockholders’
	shares	Par value	in capital	earnings	income (loss)	equity

Balance December, 2001	500,000,000	1,090.5	451.7	956.8	1.4	2,500.4
Comprehensive income
Sale of call options, net of € (0.4) deferred income tax			0.8			0.8
Net income				112.0		112.0
Net unrealized loss on securities, net of € 0.5 deferred income tax					(0.9)	(0.9)
Foreign currency translation adjustment					(2.0)	(2.0)
Change of fair value of financial instruments, net of € (1.6) deferred income tax					3.1	3.1
Total comprehensive income						112.3

Balance September 30, 2002 (unaudited)	500,000,000	1,090.5	452.5	1,068.8	1.6	2,613.5

Telekom Austria Group: Results for the Nine Months 2002  14

TELEKOM AUSTRIA
Operating results by business segments

TOTAL MANAGED RESULTS

Total managed revenues

							1-9M 01
		3Q 01			1-9M 01		previously
in EUR million	3Q 02	adjusted	% change	1-9M 02	adjusted	% change	reported

Fixed line	504.1	555.7	-9.3%	1,511.1	1,664.8	-9.2%	1,862.2
Mobile communications	509.8	448.5	13.7%	1,416.8	1,271.8	11.4%	1,271.8
Data communications	77.9	87.1	-10.6%	235.7	238.6	-1.2%	238.6
Internet	30.9	23.1	33.8%	87.2	62.3	40.0%	62.3
Other & eliminations	-120.7	-120.0	-0.8%	-351.0	-349.3	-0.5%	-484.4

Total managed revenues	1,002.0	994.4	0.8%	2,899.8	2,888.2	0.4%	2,950.5

Total managed EBITDA*

in EUR million	3Q 02	3Q 01	% change	1-9M 02	1-9M 01	% change

Fixed line*	205.9	272.8	-24.5%	625.7	691.6	-9.5%
Mobile communications	204.5	170.3	20.1%	555.9	460.6	20.7%
Data communications	8.1	22.8	-64.4%	35.9	34.0	5.7%
Internet	-2.0	-7.3	72.6%	-6.0	-21.4	72.0%
Other & eliminations	-0.1	0.5	—	-0.6	0.4	—

Total managed EBITDA*	416.4	459.1	-9.3%	1,210.9	1,165.2	3.9%

*	excluding costs for idle work force

Total managed EBIT*

in EUR million	3Q 02	3Q 01	% change	1-9M 02	1-9M 01	% change

Fixed line*	19.4	73.3	-73.5%	43.0	82.4	-47.8%
Mobile communications	130.5	102.3	27.6%	348.7	268.6	29.8%
Data communications	-2.8	13.8	—	7.4	9.4	-21.3%
Internet	-4.7	-9.2	48.9%	-13.4	-28.2	52.5%
Other & eliminations	0.0	-11.5	—	-0.2	-33.4	99.4%

Total managed EBIT*	142.4	168.7	-15.6%	385.5	298.8	29.0%

*	excluding costs for idle work force

CONSOLIDATED RESULTS

Consolidated revenues

							1-9M 01
		3Q 01			1-9M 01		previously
in EUR million	3Q 02	adjusted	% change	1-9M 02	adjusted	% change	reported

Fixed line	504.1	555.7	-9.3%	1,511.1	1,664.8	-9.2%	1,862.2
Mobile communications	509.8	—	—	509.8	—	—	—
Data communications	77.9	87.1	-10.6%	235.7	238.6	-1.2%	238.6
Internet	30.9	23.1	33.8%	87.2	62.3	40.0%	62.3
Other & eliminations	-120.7	-56.6	-113.4%	-234.2	-162.1	-44.5%	-162.1

Consolidated revenues	1,002.0	609.3	64.5%	2,109.6	1,803.6	17.0%	2,001.0

Consolidated EBITDA

in EUR million	3Q 02	3Q 01	% change	1-9M 02	1-9M 01	% change

Fixed line	205.9	272.8	-24.5%	625.7	691.6	-9.5%
Mobile communications	204.5	—	—	204.5	—	—
Data communications	8.1	22.8	-64.4%	35.9	34.0	5.7%
Internet	-2.0	-7.3	72.6%	-6.0	-21.4	72.0%
Other & eliminations	-0.1	0.2	—	-0.3	0.1	—

Consolidated EBITDA	416.4	288.5	44.3%	859.8	704.3	22.1%

Consolidated EBIT

in EUR million	3Q 02	3Q 01	% change	1-9M 02	1-9M 01	% change

Fixed line	19.4	73.3	73.5%	43.0	82.4	-47.8%
Mobile communications	130.5	—	—	130.5	—	—
Data communications	-2.8	13.8	—	7.4	9.4	-21.3%
Internet	-4.7	-9.2	48.9%	-13.4	-28.2	52.5%
Other & eliminations	0.0	-11.8	—	0.0	-33.6	—

Consolidated EBIT	142.4	66.1	115.4%	167.5	30.0	458.3%
Idle workforce costs	-3.0	-19.1	84.3%	-21.9	-38.2	42.7%

Consolidated operating result	139.4	47.0	196.6%	145.6	-8.2	—

For the explanation of total managed and consolidated figures please refer to note on page 11.

Telekom Austria Group: Results for the Nine Months 2002  15

Telekom Austria Group
Operational Data

Fixed line

Lines and channels (in '000):	Sep. 30, 2002	Sep. 30, 2001	% change

PSTN access lines	2,684.6	2,785.2	-3.6%
Basic ISDN access lines	424.8	385.4	10.2%
Multi ISDN access lines	8.1	8.4	-3.6%

Total access lines	3,117.5	3,179.0	-1.9%

of theses ADSL access lines	151.6	83.0	82.7%
Total access channels	3,788.4	3,808.0	-0.5%

Traffic minutes (in millions of minutes) during the period:	1-9M 2002	1-9M 2001	% change

Local	2,794	3,298	-15.3%
National long distance	616	617	-0.2%
Fixed-to-mobile	613	624	-1.8%
International	349	356	-2.0%
Internet dial-up	3,172	3,360	-5.6%

Total fixed line minutes	7,544	8,255	-8.6%

Total market share	55.6%	57.3%
Carrier services:
Incoming international	832	831	0.1%
Outgoing international	856	777	10.2%
Total average voice telephony tariff (EUR cents/min.)	8.1	8.9	-9.0%
Total average Internet dial-up tariff (EUR cents/min.)	1.6	1.8	-11.1%
Internet

Subscribers ('in 000):	Sep. 30, 2002	Sep. 30, 2001	% change

Austria	803.4	569.2	41.1%
Czech Republic	262.1	254.0	3.2%

Employees of the Telekom Austria Group
per business segment (full-time equivalents)

(End of period)	Sep. 30, 2002	Sep. 30, 2001	change

Fixed Line*	10,515	12,301	-1,786
Mobile communications	3,576	3,398	178
Data communications	820	884	-64
Internet	369	329	40

Total	15,280	16,912	-1,632

* including idle workforce	344	532	-188

(Average of period)	1-9M 2002	1-9M 2001	change

Fixed Line*	11,178	13,415	-2,237
Mobile communications	3,512	3,194	318
Data communications	856	918	-62
Internet	372	290	82

Total	15,918	17,817	11,899

* including idle workforce	681	626	55

Telekom Austria Group: Results for the Nine Months 2002  16

Telekom Austria Group
Operational Data

Mobilkom Austria Group

(EUR million)	3Q 2002	3Q 2001	% change	1-9M 2002	1-9M 2001	% change

Revenues	509.9	448.5	13.7%	1,416.8	1,271.8	11.4%
EBITDA	204.5	170.3	20.1%	555.9	460.6	20.7%
EBIT	130.5	102.3	27.6%	348.7	268.6	29.8%

	Sep. 30, 2002	Sep. 30, 2001	% change

Subscribers (‘000)	4,263.5	3,783.1	12.7%

Mobilkom Austria

(EUR million)	3Q 2002	3Q 2001	% change	1-9M 2002	1-9M 2001	% change

Revenues	394.1	367.1	7.4%	1,139.0	1,080.7	5.4%
EBITDA	149.9	143.2	4.7%	451.0	408.9	10.3%
EBIT	95.2	99.6	-4.4%	295.8	276.4	7.0%
Monthly ARPU (EUR)	36.5	36.0	1.4%
SAC	14.8	19.0	-22.1%
SRC	11.9	12.8	-7.0%

	Sep. 30, 2002	Sep. 30, 2001	% change

Subscribers (‘000)	2,936.5	2,809.9	4.5%
Contract share	52.0%	49.6%
Market share	42.9%	42.3%
Mobile penetration	84.1%	82.1%
GSM Churn (3 months)	3.8%	8.0%
Monthly MOU charged/ø subscriber (3 months average)	120.5	110.1	9.4%

VIPnet

(EUR million)	3Q 2002	3Q 2001	% change	1-9M 2002	1-9M 2001	% change

Revenues	99.6	72.7	37.0%	231.1	170.3	35.7%
EBITDA	51.5	30.7	67.8%	103.2	62.6	64.9%
EBIT	36.0	19.9	80.9%	61.5	33.0	86.4%
Monthly ARPU (EUR)	21.2	22.0	-3.6%

	Sep. 30, 2002	Sep. 30, 2001	% change

Subscribers (‘000)	1,015.8	754.5	34.6%
Contract share	14.9%	12.1%
Market share	47.1%	48.4%
Mobile penetration	49.1%	34.5%

Si.mobil

(EUR million)	3Q 2002	3Q 2001	% change	1-9M 2002	1-9M 2001	% change

Revenues	21.8	12.9	69.0%	57.1	26.7	113.9%
EBITDA	3.2	-2.1	—	2.5	-9.6	126.0%
EBIT	-0.3	-5.5	94.5%	-7.3	-14.8	50.7%
Monthly ARPU (EUR)	16.2	15.0	8.0%

	Sep. 30, 2002	Sep. 30, 2001	% change

Subscribers (‘000)	309.4	218.1	41.9%
Contract share	43.6%	31.0%
Market share	21.9%	18.1%
Mobile penetration	70.8%	60.1%

mobilkom [liechtenstein]

(EUR million)	3Q 2002	3Q 2001	%change	1-9M2002		1-9M2001	%change

Revenues	1.3	0.4	225.0%	2.9	0.9	222.2%
EBITDA	0.1	-0.1	—	0.0	-0.6	—

	Sep. 30, 2002	Sep. 30, 2001	%change

Subscribers (‘000)	1.8	0.6	200.0%

Telekom Austria Group: Results for the Nine Months 2002  17

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEKOM AUSTRIA AG

	By:	/s/ Heinz Sundt

Name: Heinz Sundt Title: Chief Executive Officer

	By:	/s/ Stefano Colombo

Name: Stefano Colombo Title: Chief Financial Officer
Date: November 20, 2002